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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14d-101)
                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

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                                  ORGANIC, INC.
                            (Name of Subject Company)

                                  ORGANIC, INC.
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, PAR VALUE $.0001
                         (Title of Class of Securities)

                                    68617E101
                      (CUSIP Number of Class of Securities)

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                                 Mark D. Kingdon
                             Chief Executive Officer
                               601 Townsend Street
                         San Francisco, California 94103
                                 (415) 581-5300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                   on Behalf of the Persons Filing Statement)

                                 WITH A COPY TO:

                             James R. Walther, Esq.
                             Kenneth E. Kohler, Esq.
                              Mayer, Brown & Platt
                             350 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 229-9500

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                        AMENDMENT NO. 1 TO SCHEDULE 14D-9

      This Amendment No. 1 amends and restates the Schedule 14D-9 initially filed with the Securities and Exchange Commission on December 18, 2001 (the "Schedule 14D-9") by Organic, Inc. The Schedule 14D-9 relates to a tender offer by E-Services Investments Organic Sub LLC to purchase all outstanding shares of Organic Inc.'s common stock, par value $0.0001 per share, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated December 5, 2001, and the related Letter of Transmittal. Items 1 through 9 of the Schedule 14D-9 are hereby amended to read in their entirety as follows:

Item 1. Subject Company Information

      The name of the subject company is Organic, Inc., a Delaware corporation ("Organic"). Organic's principal executive offices are at 601 Townsend Street, San Francisco, California 94103. Organic's telephone number there is (415) 581-5300. Its Website is located at www.organic.com.

      The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.0001 per share, of Organic ("Organic Common Stock" or the "Shares"). On December 17, 2001, 88,513,883 Shares were outstanding. Of those Shares, Seneca Investments LLC, a Delaware limited liability company ("Seneca"), has reported that it beneficially owns 71,603,076 Shares.

Item 2. Identity and Background of Filing Persons

      Organic is the party filing this Statement. Its address appears in Item 1 above. The name, present principal occupation and material occupations, positions, offices and employment for the past five years of each director and each executive officer of Organic are set forth under the caption "Directors and Executive Officers" in Organic's Proxy Statement, dated November 15, 2001, previously sent to Organic's stockholders and filed with the Commission on
Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy Statement"), which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The business address of each such person is 601 Townsend Street, San Francisco, California 94103. Each such person is a citizen of the United States.

      This Statement relates to a tender offer by E-Services Investments Organic Sub LLC, a Delaware limited liability company ("E-Services"). E-Services is a wholly owned subsidiary of Seneca. The offer is disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed by E-Services and Seneca with the Securities and Exchange Commission (the "Commission") on December 5, 2001, as amended on December 20, 2001. The Schedule TO includes information required to be reported under Rule 13e-3 under the Securities Exchange Act of 1934 and is incorporated by reference in its entirety to this Statement. E-Services made the offer on the terms and subject to the conditions described in an Offer To Purchase that E-Services and Seneca filed with the Commission (as amended, the "Offer To Purchase"). Under that offer, if closed, E-Services would purchase each outstanding Share tendered in the offer and not properly withdrawn that is not directly or indirectly owned by Seneca. E-Services' offer, as set forth in the Offer To Purchase and related transmittal documents mailed with the Offer To Purchase, as may be amended from time to time, is referred to as the "Offer." The Offer is not being made pursuant to any agreement between Organic and any Seneca entity.

      To the extent applicable and to the extent required pursuant to applicable rules and regulations of the Commission, this Statement also constitutes a
Schedule 13E-3 (the "Schedule 13E-3") filed by and on behalf of Organic.

      E-Services and Seneca have stated, in the Offer To Purchase, that upon acquiring at least 90% of the outstanding Shares, E-Services would be able to, and presently intends to, cause Organic to effect a merger (the


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

"Merger") in which each outstanding Share not purchased pursuant to the Offer (excluding any Shares beneficially owned by Seneca and Shares, if any, held by stockholders who perfect their appraisal rights under Delaware law) would be converted into the right to receive in cash the same per Share amount paid in the Offer.

      The principal executive offices of E-Services and Seneca are at 437 Madison Avenue, 3rd Floor, New York, New York 10022. All information in this Statement or incorporated by reference into this Statement about Seneca or affiliates of Seneca (other than Organic), as well as actions or events respecting any of them, was obtained from Seneca's filings with the Commission or otherwise provided by Seneca. Organic assumes no responsibility for that information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

      Except as described in this Statement (including its exhibits) or incorporated into this Statement by reference, to Organic's knowledge as of the date of this Statement there were no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Organic and (a) any of Organic's executive officers, directors or affiliates or (b) Seneca or any of Seneca's executive officers, directors or affiliates.

      Certain Arrangements between Organic and its Executive Officers, Directors and Affiliates

      Certain agreements, arrangements and understandings between Organic and its executive officers, directors or affiliates are described under the caption "Proposal One: Election of Directors" in the Proxy Statement filed as Exhibit
(e)(1) to this Statement and incorporated herein by reference.

      On September 18, 2001, Seneca entered into a Share Purchase Agreement (the "Share Purchase Agreement") to acquire a subsidiary of Organic Holdings LLC ("Organic Holdings"), which held 51,954,975 Shares, or 58.7% of the total outstanding Shares. On December 3, 2001, the Share Purchase Agreement was amended to (1) reduce the cash amount payable early in the earn-out period described below from approximately $16 million to $8.5 million, (2) provide that most of Organic Holdings' representations and warranties relating to Organic would terminate as of the closing of the purchase, and (3) limit Organic Holdings' rights in respect of covenants regarding acquisitions, divestitures and other transactions involving Organic during the earn-out period. The Share Purchase Agreement was approved by Organic Holdings' member directors, comprised of Jonathan Nelson, a director of Organic and its chairman, Gary Hromadko, a director of Organic, and Michael Hudes, Organic's former president and a former director.

      The closing of the purchase of these Shares to Seneca was consummated on December 4, 2001, after which Seneca became the beneficial owner of an aggregate of 80.9% of the outstanding Shares. The amount payable to Organic Holdings for the Shares purchased under the Share Purchase Agreement is based on an earn-out formula calculated by reference to, in general, 4.5 to 6.5 times Organic's average annual profit before taxes for the three years ended December 31, 2006. An advance cash payment of $8.5 million was paid at closing. Additional payments, if any, would depend on Organic's results of operations through December 31, 2006, and are calculated as follows:

2003..........  If 2002 PBT is greater than $10.0 million, an aggregate payment of $2.5 million
2004..........  If 2003 PBT is greater than $15.0 million and the 2003 PBT
                Margin is greater than 10%, an aggregate payment of $5.0 million
2005..........  58.74% of (2002 PBT + 2003 PBT + 2004 PBT), minus prior payments
2006..........  58.74% of (2003 PBT + 2004 PBT + 2005 PBT), minus prior payments
2007..........  97.90% of CAPBT, minus prior payments

The percentages set forth above for the years 2005, 2006 and 2007 will be decreased to the extent that Organic issues additional shares of common stock (excluding shares issued under the management incentive plan described below) in the future. Such decrease will be proportionate to the dilutive effect on Seneca's (or any other stockholder's) Share ownership immediately prior to the issuance.


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

      For this purpose:

      |_| "PBT" means Organic's consolidated net income before income taxes determined in accordance with generally accepted accounting principles, subject to technical adjustments specified in the amended Share Purchase Agreement; in addition, if 2002 PBT (plus PBT from December 4, 2001 to December 31, 2001) is negative, 2003 PBT is reduced by such amount and if 2003 PBT is negative, 2004 PBT is reduced by two times such negative amount.

      |_| "PBT Margin" means the percentage equivalent of the quotient determined by dividing PBT by revenues for a given period.

      |_| "CAPBT" means the sum of the aggregate PBT for 2004, 2005 and 2006 minus (a) the negative PBT, if any, for the period between December 4, 2001 and December 31, 2002 plus (b) two times the amount of negative PBT, if any, for 2003, subject to technical adjustments specified in the amended Share Purchase Agreement.

      Accordingly, Organic Holdings received $0.164 per Share in cash at the closing of the sale and will also receive, if applicable, earn-out payments on the basis summarized above. The amount that Organic Holdings will receive under the amended Share Purchase Agreement will depend on Organic's future results of operations. These amounts may be higher or lower than the $0.33 per Share to be paid in the Offer and the Merger.

      Also in connection with the amended Share Purchase Agreement, Seneca agreed to vote its Shares in favor of adopting an equity incentive plan providing for stock awards to certain members of Organic's management for up to an aggregate of 15% of Organic's equity. Shares or rights awarded under this plan would be subject to vesting requirements (with 20% vested each year, subject to acceleration upon a change in control of Organic) and be subject to rights under which Organic and, subject to certain limitations, the executive could repurchase the award or cause it to be repurchased based on a multiple of PBT over a measurement period prior to the repurchase. Both Seneca's ownership percentage and Organic Holdings' earn-out percentage would be diluted by shares or rights that may be issued to management under this arrangement. It is anticipated that only a small portion of the shares or rights that may be issued under the arrangement would be issued to Organic executives who have ownership interests in Organic Holdings and no such shares or rights would be issued to Jonathan Nelson, the Chairman of Organic and the majority shareholder of Organic Holdings. The grant of stock awards under the proposed incentive plan will, in each case, be subject to the terms and conditions set forth in the incentive plan and any required stockholder approvals. It is not expected that any action will be taken with respect to this plan prior to the expiration or termination of this offer.

      The Share Purchase Agreement is further described in, and set forth as an exhibit to, the Form 8-K of Organic filed with the Commission on December 3, 2001.

      Certain Arrangements between Organic and Seneca or Omnicom

      Seneca has reported that it beneficially owns approximately 71,603,076 Shares or approximately 80.9% of the outstanding Shares through Seneca and E-Services. In addition, Seneca has reported that Gerard A. Neumann, Seneca's Chief Financial Officer, owns 1,786 Shares. According to Seneca, officers or directors of Seneca and certain of the Schedule 13e-3 filing parties may personally own small numbers of Shares, estimated to be less than 50,000 Shares in the aggregate. As a majority stockholder, Seneca is entitled to elect all the members of the Organic Board of Directors and to control Organic's affairs.

      On August 27, 1999, Organic entered into a revolving credit facility with Omnicom, a significant stockholder and founding member of Seneca, which allows it to borrow up to $15.0 million from Omnicom at the lender's commercial paper rate plus 1.25% through September 30, 2002. Additionally, in connection with the revolving credit facility, Organic issued a warrant to purchase 2,249,076 Shares to Omnicom at an exercise price of $0.0033 per Share. Upon the closing of Organic's IPO, Organic received approximately $7,000 in cash from Omnicom for its exercise of the warrant to purchase 2,249,076 Shares.


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

      Prior to the closing of the Share Purchase Agreement, Organic completed the restructuring of its San Francisco office lease. As part of that transaction, Organic paid or agreed to pay $11.7 million to the landlord, $10.0 million of which was funded under the credit agreement with Omnicom, which matures on August 30, 2002. Prior to December 3, 2001, Organic had been unable to draw under the facility because Organic had been in default under its credit agreement with Omnicom for violation of certain financial covenants. Accordingly, Organic and Omnicom entered into an agreement whereby the $10.0 million loan could be converted at Omnicom's option into 39.4 million Organic common shares at a conversion price of $0.254 per share, which was an approximately 25% premium to Organic's then-applicable market price, or Omnicom could acquire up to such number of shares upon payment of such per share amount in cash. Such share conversion/purchase right may not be exercised before April 1, 2002 or, if earlier, the date on which Seneca acquires all of Organic's then outstanding voting stock, or after April 30, 2007. Accordingly, Omnicom will not be able to sell the Shares subject to the conversion right in the Offer or the Merger, and Purchaser is not offering to acquire this right in the Offer. In addition, until the earlier of January 1, 2003 and the date on which Seneca acquires all of Organic's then outstanding voting stock, any Organic common shares so acquired are required to be voted in the same proportion as all other outstanding Organic common shares prior to any such transaction, which effectively renders them non-voting shares for such period.

      Organic subleases its London office space from Omnicom Europe Limited, a subsidiary of Omnicom. The subleased property is approximately 11,200 square feet and Organic's annual lease payments total approximately $495,800.

      On February 8, 2000, Organic entered into an investors' rights agreement with Organic Holdings and Omnicom. This agreement provides that, subject to specified limitations, if Organic proposes to register any of its Shares under the Securities Act, Organic Holdings, Omnicom and their permitted transferees have the right to include their Shares in the registration. Furthermore, subject to specified limitations, Organic Holdings, Omnicom and their permitted transferees may require Organic to register all or part of the Shares they hold. These demand rights apply during the period commencing on August 10, 2000 and ending on August 10, 2005. The number of Shares included in any underwritten offering can be limited by the underwriters of that offering. All of the stockholders' rights under the agreement have been transferred to Seneca.

      On May 4, 2000, Omnicom Finance, a wholly owned subsidiary of Omnicom, entered into a promissory note with Michael Hudes, a former president and director of Organic. This loan was secured by a pledge of Mr. Hudes' Shares and membership interests of Organic Holdings. This note, which has a principal amount of $5.0 million, bears interest at the prime rate plus 1% and matures on December 31, 2001. A portion of the indebtedness under this loan will be repaid out of Mr. Hudes' portion of the proceeds of the Share Purchase Agreement, the Offer and the Merger.

      On September 11, 2001, Organic's New York office space near the World Trade Center was rendered untenantable. Organic relocated its New York office personnel to the offices of an Omnicom affiliate at what Organic believes to be arms' length terms.

      Possible Conflicting Interests of Certain Organic Directors

      In reviewing the balance of this Statement, the Organic stockholders should know that the members of the Organic Board of Directors have relationships that may present, may appear to present or at times in the past could have presented or appeared to present conflicts or potential conflicts of interest.

      The Organic Board of Directors has five members. They are Jonathan Nelson, James J. Barnett, Gary F. Hromadko, Howard L. Morgan and Mark D. Kingdon. Jonathan Nelson and Gary F. Hromadko are member directors of, and hold substantial ownership interests in, Organic Holdings, which is entitled to receive from Seneca or its affiliates the earn-out payments described above under "Certain Arrangements between Organic and its Executive Officers, Directors and Affiliates" if certain financial objectives are met. These earn-out payments, if any, are not conditioned upon the closing of the Offer and the Merger; however, it is likely that the amount of any such payments would be greater if Organic did not continue to incur the administrative expenses of being a public company. Accordingly, Messrs. Nelson and Hromadko may benefit financially if the Offer and the Merger are consummated. Similarly, under the equity incentive plan endorsed by Seneca (also described above), Mark Kingdon, as an officer of Organic, and certain other of Organic's executives could receive substantial payments


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under the equity incentive plan as compensation for their services. Such payments are derived in part from an earn-out formula which is wholly dependent on Organic's future performance and which could result in greater payments to Mr. Kingdon and such other executives if Organic were not burdened by the administrative costs of being a public company.

      Dr. Morgan and Mr. Barnett, who comprise a special committee of the Organic Board of Directors (the "Special Committee"), are not employees of Organic and are not affiliated with Organic Holdings or Seneca, or any affiliate of either of them (other than by virtue of their positions as directors of Organic). See "Formation and Activities of the Special Committee" under Item 4 below. Mr. Barnett is the Chief Executive Officer of AltaVista Company. AltaVista is a customer of Organic in the ordinary course of business pursuant to an arm's-length contract awarded pursuant to a competitive bidding process. The total amount payable under such contract is less than $150,000.

      Indemnification and Related Arrangements

      The Organic charter documents contain typical, limited immunities from monetary liability for the Organic directors and typical, limited rights to indemnification in favor of the Organic directors and officers. The Organic directors and officers are also covered by director and officer liability insurance.

Item 4. The Solicitation or Recommendation

      At a meeting held on December 12, 2001, the Special Committee, by unanimous vote, (a) determined that the Offer is fair to and in the best interests of the public stockholders of Organic, and (b) recommended that the public stockholders of Organic accept the Offer and tender their Shares pursuant thereto. At a subsequent meeting, also held on December 12, 2001, the Board of Directors of Organic considered the determination and recommendation of the Special Committee and thereupon, by unanimous vote, also (a) determined that the Offer is fair to and in the best interests of the public stockholders of Organic, and (b) recommended that the public stockholders of Organic accept the Offer and tender their Shares pursuant thereto.

      THEREFORE, THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF ORGANIC, INC. RECOMMEND THAT THE STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

      A copy of a letter to all stockholders of Organic communicating the recommendations of the Special Committee and the Board of Directors is filed as Exhibit (a)(2) hereto.

      The balance of this Item 4 summarizes events that led to the Offer and the activities and deliberations of the Special Committee and the Board of Directors with respect to the Offer and possible alternatives to the Offer, including the Special Committee's discussions with its financial advisor, Bear Stearns & Co. Inc. ("Bear Stearns"), relating to Bear Stearns' financial analysis of Organic and the Offer.

      Background

      Post-IPO Business Developments

      At the time that Organic completed its initial public offering ("IPO") of common stock in February 2000, Omnicom owned 19% of the outstanding Shares and
G. Bruce Redditt, Executive Vice President of Omnicom, was a member of Organic's board of directors. Like other initial public offerings of technology-oriented companies in this period, Organic's offering was generally well received in the capital markets and Shares traded up from the IPO price of $20 per Share to almost $60 per Share shortly after the IPO.

      Organic experienced substantial growth during the first three quarters of 2000. Until Organic's growth rate began to slow at the end of 2000, Organic dramatically increased its headcount, made substantial real estate,


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technology and other commitments and generally increased its cost base in anticipation of continued strong growth. While Organic had losses during this period, its expectation was that its operations would become profitable due to continued revenue growth and a flattening of the rate of increase in its cost structure.

      However, since the fourth quarter of 2000, Organic's year-over-year growth rate has been negative. In response to deteriorating market conditions, in December 2000, Organic announced that it was eliminating approximately 270 positions (distributed 70% among professional service staff and 30% among corporate services staff) and taking a $6.8 million pretax restructuring charge; in March 2001 Organic announced a second restructuring in which approximately 300 positions (distributed 75% among professional service staff and 25% among corporate services staff) were eliminated, resulting in a $23.7 million pretax restructuring charge; in June 2001, Organic took an additional charge of $6.2 million related to restructuring; and in July 2001, Organic announced an additional reduction in its workforce of approximately 80 positions (distributed 55% among professional service staff and 45% among corporate services staff), resulting with other actions in additional restructuring charge of $10.3 million. On November 1, 2001, Organic announced that it anticipated an additional reduction in force of approximately 50 employees.

      Early Discussions with Omnicom; Formation of Seneca

      Beginning in early 2001, Jonathan Nelson, Chairman of the Board of Organic and Chairman and the controlling stockholder of Organic Holdings, which had been Organic's majority stockholder since prior to Organic's IPO, held preliminary discussions with various Omnicom executives, including John Wren, Omnicom's Chief Executive Officer, and Randall Weisenburger, Omnicom's Chief Financial Officer, about various transactions, including possible sales of all or a portion of Organic Holdings' equity interest in Organic to Omnicom.

      On April 2, 2001, Omnicom and Pegasus Partners II, LP ("Pegasus Partners"), a private investment firm previously unaffiliated with Organic or Omnicom, entered into an agreement in principle to organize Seneca with the objective of maximizing consolidation and other strategic opportunities among companies in the e-services consulting and professional services marketplace. Seneca was formed by Pegasus Partners, Pegasus E-Services Holdings and Omnicom on May 2, 2001. In connection with Seneca's formation, Omnicom contributed all of the equity of Communicade LLC, a wholly owned subsidiary of Omnicom, to Seneca, and Seneca acquired 4,365,000 additional Shares for $0.193 per Share (plus contingent rights to subsequent earn-out payments similar to the earn-out payments under the Share Purchase Agreement if Organic's results of operations substantially improve) in private transactions. As a result, Seneca beneficially owned 22.1% of the then outstanding Shares. Mr. Redditt resigned as a director of Organic in light of Omnicom's disposition of its interest in Organic to Seneca.

      Following the announcement of the formation of Seneca, representatives of Seneca, Omnicom and Organic Holdings, including Messrs. Nelson, Wren, Weisenburger and Michael Tierney, Seneca's Chief Executive Officer, engaged in further discussions of basic concepts for Seneca's possible acquisition of the Shares owned by Organic Holdings. The underlying concept being discussed was that Organic Holdings would sell Shares to Seneca in exchange for an initial cash payment, with subsequent payments based on Organic's future results of operations.

      Formation and Activities of the Special Committee

      In connection with the Seneca-Organic Holdings discussions, representatives of Omnicom and Seneca informed Organic Holdings that Seneca might propose to acquire the Shares not owned by Seneca or Organic Holdings if the purchase of Organic Holdings' majority interest in Organic was completed. In April 2001, Organic's board of directors established a special committee of directors. The Special Committee initially consisted of Mark Kingdon and Gary Hromadko. Upon the election of Dr. Howard Lee Morgan and James J. Barnett to the Board of Directors in June 2001, Dr. Morgan and Mr. Barnett also joined the Special Committee. Mark Kingdon and Gary Hromadko resigned from the Special Committee in June and July, 2001, respectively. Dr. Morgan and Mr. Barnett have constituted the Special Committee continuously since July 12, 2001. Neither Dr. Morgan nor Mr. Barnett is employed by Organic or is affiliated with Organic Holdings or Seneca (other than by virtue of being directors of Organic). Biographical information concerning the Special Committee members is included in the Proxy Statement filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.


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

      In recognition of the fact that their service on the Special Committee would require a substantial commitment of time, the Organic Board of Directors authorized the payment of an annual fee to Dr. Morgan and Mr. Barnett of $75,000 each. Organic also granted stock options to Dr. Morgan and Mr. Barnett to purchase up to 100,000 Shares each at an exercise price of $0.34 per Share, which options will terminate for no additional consideration if the Offer is completed at a price equal to or less than the $0.34 exercise price. Dr. Morgan and Mr. Barnett are also reimbursed for their reasonable out-of-pocket expenses (for example, travel) incurred in serving on the committee.

      In May 2001, the Special Committee retained Bear Stearns as its financial advisor and Mayer, Brown & Platt as its legal advisor. In late May 2001, the Special Committee requested that Bear Stearns perform a market test to determine if a third party would be interested in acquiring Organic. Bear Stearns reviewed a number of industries and identified six industries that provided a potential strategic fit for the acquisition of Organic. Within these six industries, Bear Stearns identified a list of potential acquirors and grouped them into two tiers based on its assessment of each prospective acquiror's strategic fit, acquisitiveness, and financial capability. Bear Stearns reviewed the tiered list of prospective acquirors with the Special Committee, which then requested that Bear Stearns contact the first tier of prospective acquirors (consisting of approximately 24 companies) to determine the level of their interest in a potential acquisition.

      Although this solicitation effort resulted in several preliminary indications of interest, which were pursued by the Special Committee and the officers of Organic through July 2001, none of the parties contacted expressed continued interest in acquiring Organic. The effort to identify prospective acquirors resulted in contacts with at least 24 companies. In addition, between February and August of 2001, various officers and directors of Organic contacted at least ten prospective financial investors to determine their interest in investing in Organic. However, none of these contacts progressed beyond the preliminary discussion stage.

      The Special Committee met on at least eight occasions between its formation in April 2001 and the delivery of Seneca's preliminary proposal letter (described below) to Organic on September 18, 2001. In its meetings, the Special Committee members discussed with its advisors the status of the Bear Stearns solicitation effort and reviewed potential alternative sources of financing for Organic, including the possibility of raising additional funds through follow-on equity offerings, private investment in public equity ("PIPE") transactions, the issuance of convertible debt securities, and the issuance of high yield debt or bank debt. During this period, the Special Committee also received several reports from officers and directors of Organic Holdings as to the status of the negotiations between Organic Holdings and Seneca regarding the proposed Organic Holdings share purchase transaction. Recognizing that a transaction with Seneca could ultimately prove to be the best alternative for Organic's public shareholders, the Special Committee also approved the limited participation by Organic officers and employees in the preparation of due diligence materials and disclosure schedules to facilitate the negotiation of a transaction between Organic Holdings and Seneca.

      Consideration of Seneca's September 18 Preliminary Proposal

      Simultaneously with the execution of the Organic Holdings Share Purchase Agreement on September 18, 2001, Seneca made a preliminary proposal to Organic to acquire all the remaining outstanding Shares for $0.33 per Share in cash. The preliminary proposal was subject to (1) participation in the transaction by the holders of at least half of the Shares not owned by Seneca or under contract to be purchased by Seneca, (2) the closing of the Share Purchase Agreement, (3) the satisfactory restructuring of Organic's San Francisco lease, (4) the absence of any material adverse changes in or material defaults by Organic, and (5) other customary conditions. Organic referred Seneca's proposal to the Special Committee.

      On September 21, 2001, Bear Stearns delivered a preliminary presentation to the Special Committee addressing the $0.33 per Share offer by Seneca from a financial point of view. The Special Committee met on that date to discuss the Bear Stearns presentation and possible responses to the Seneca offer. The Special Committee requested further information from Bear Stearns to assist in formulating a response to the Seneca offer. The Special Committee met again on September 23, 2001 to discuss the additional materials prepared by Bear Stearns, whereupon the Special Committee directed Bear Stearns to make a counterproposal to Seneca of $0.42 per Share and to request further details regarding the offer from Seneca.


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

      On September 24, 2001, representatives of Bear Stearns and Mayer, Brown & Platt contacted Michael Tierney, the Chief Executive Officer of Seneca, and telephonically made a counterproposal of $0.42 per Share, which counterproposal was rejected by Mr. Tierney.

      On October 4, 2001, the Special Committee met to discuss the status of the offer from Seneca and efforts to obtain more information regarding the offer. On October 8, 2001, the Special Committee delivered a letter to Seneca stating that the Special Committee would not be able to formulate a position on the proposed transaction until it received more information from Seneca regarding the material terms of the transaction.

      The Special Committee met again on October 15 and November 20, 2001 to discuss the status of the Seneca offer and the negotiations regarding the restructuring of Organic's San Francisco lease.

      On November 26, 2001, the Special Committee met to discuss the status of the Seneca offer. After considering the available information, the Special Committee directed Bear Stearns to convey a counterproposal of $0.39 per Share to Seneca. On November 30, 2001, representatives of Bear Stearns and Mayer, Brown & Platt spoke with Gerard Neumann, the Chief Financial Officer of Seneca, and relayed the Special Committee's $0.39 per Share counterproposal. Mr. Neumann indicated that Seneca would not entertain a price in excess of $0.33 per Share.

      Consideration of the Offer

      On December 2, 2001, Seneca's counsel, Jones, Day Reavis & Pogue ("Jones Day"), forwarded drafts of the Offer To Purchase and related tender offer materials to Mayer, Brown & Platt, whereupon Mayer, Brown & Platt forwarded the materials to the Special Committee and Bear Stearns. On December 4, 2001, the restructuring of Organic's San Francisco lease was completed, and the Organic Holdings share purchase transaction with Seneca closed. Also on December 4, 2001, the Special Committee met and considered the terms of the draft tender offer materials received from Seneca's counsel on December 2, and discussed a preliminary Bear Stearns analysis of the tender offer price from a financial point of view. The Special Committee thereupon directed Bear Stearns and Mayer, Brown & Platt to make a $0.35 per Share counteroffer to Seneca and to ask for changes to the closing conditions set forth in the draft tender offer materials. Late on December 4, 2001, Seneca delivered to Organic a letter confirming its intention to make an offer for the publicly held shares of Organic at a price of $0.33 per Share in cash.

      In the morning of December 5, 2001, representatives of Bear Stearns spoke with Michael Tierney of Seneca and relayed the Special Committee's counterproposal of $0.35 per Share and its request for changes to certain closing conditions in the draft tender offer materials. Mr. Tierney indicated that Seneca was not prepared to increase the tender offer price, but that it would consider the changes to the proposed closing conditions as part of any amendment to its tender offer. In the afternoon of December 5, 2001, Seneca and E-Services commenced the Offer and filed the Schedule TO concerning the Offer with the Commission.

      On December 10, 2001, the Special Committee met to consider the Offer. Representatives of Mayer, Brown & Platt reviewed for the Special Committee its fiduciary and other legal duties. Bear Stearns gave a presentation that analyzed the financial aspects of the Offer and the valuation of Organic. After its presentation, Bear Stearns delivered its opinion, subsequently confirmed in writing on December 12, 2001 (the "Fairness Opinion"), that, as of such date, and subject to the assumptions made, matters considered, and limitations on the review undertaken in connection with such opinion, the $0.33 per Share price proposed to be paid to the holders of the outstanding Shares (other than those held by Organic Holdings or by Seneca and its affiliates) pursuant to the Offer was fair from a financial point of view to such holders. The full text of the Fairness Opinion is attached and filed as Exhibit (c)(1) to this Statement and is incorporated herein by reference in its entirety.

      SHAREHOLDERS ARE URGED TO AND SHOULD READ THE FAIRNESS OPINION IN ITS ENTIRETY.

      After considering these materials and discussing the proposed Offer at length with its advisors, the Special Committee concluded that the price included in the Offer was fair to the public stockholders of Organic, but that it would be in the best interest of such stockholders to obtain changes to the closing conditions included in the Offer. The Special Committee thereupon directed its counsel, Mayer, Brown & Platt, to negotiate changes to certain closing conditions with Seneca's counsel, Jones Day. On December 11, 2001, representatives of Jones Day indicated to representatives of Mayer, Brown & Platt that Seneca had agreed to the requested changes.

      On December 12, 2001, the Special Committee met for the final time to consider the Offer. At the meeting, Mayer, Brown & Platt reported that Seneca had agreed to the requested changes to the closing conditions, and Bear Stearns delivered the Fairness Opinion. Following a final discussion regarding the Offer and the Merger, the Special Committee, by unanimous vote, (a) determined that the Offer is fair to and in the best interests of the public stockholders of Organic, and (b) recommended that the public stockholders of Organic accept the Offer and tender their Shares pursuant thereto. At a subsequent meeting, also held on December 12, 2001, the Board of Directors of Organic considered the determination and recommendation of the Special Committee and thereupon, by unanimous vote, also (a) determined that the Offer is fair to and in the best interests of the public stockholders of Organic, and (b) recommended that the public stockholders of Organic accept the Offer and tender their Shares pursuant thereto.

      Factors Considered by the Special Committee and the Board of Directors

      The Special Committee

      In connection with reaching the recommendation described above, the Special Committee concluded that the Offer and the Merger is substantively and procedurally fair to the public stockholders of Organic. In reaching this determination, the Special Committee considered a number of factors. Here is a summary of the principal factors the Special Committee considered:

1. Financial and Business Prospects of Organic. The financial condition, results of operations, competitive position, business and prospects of Organic, including its cash requirements for the foreseeable future.

2. Bear Stearns Analysis and Fairness Opinion. The Special Committee's consideration of Bear Stearns' financial analysis and of Bear Stearns' Fairness Opinion regarding the Offer.

3. Market Prices of Organic Common Stock: Premium. The $0.33 per Share tender offer price represents a premium of (1) 27% over the last reported closing sales price of $0.26 per Share as reported by the Nasdaq on September 18, 2001, the last date prior to Seneca's initial proposal letter with respect to Organic, and (2) 74% over the last reported closing sales price of $0.19 per Share as reported by the Nasdaq on December 4, 2001, the last trading day before the date of the Offer.

4. Market Prices of Organic Stock: Discount. The stock market's reaction to Seneca's initial September 18 proposal with respect to Organic, particularly the fact that after such proposal Shares continued to trade at a significant discount to the indicated $0.33 per Share price. It was noted, however, that the $0.33 per Share tender offer price reflects a value per Share far below Organic's initial public offering price of $20.00 and the highest trading price at which the Shares have traded of $59.02, reached on February 10, 2000.

5. Possible Decline in the Organic Market Price If Seneca Withdraws. The likelihood that, if a transaction with Seneca is not completed and Seneca were to withdraw any and all proposals or offers to acquire Shares, the market price of the Shares could decline. The last reported closing market price per Share on December 4, 2001, the day before the announcement of the Offer to purchase Shares for $0.33 in cash, was $0.19.

6. Certain Rights Associated With Seneca's Majority Ownership. As an alternative to the Offer and Merger, Seneca currently has sufficient voting power to approve a merger of Organic with Seneca, involving a different price or purchase medium and other terms and conditions than those governing the Offer and Merger, without the affirmative vote of any other stockholders of Organic. There is no assurance that Organic would receive a price as great as $0.33 per Share in any alternative transaction.

7. Liquidity, Trading Volume and Lack of Analyst Coverage. The liquidity and trading volume for the Shares (i.e., for the remaining 19.1% of the outstanding Shares) is low. Illiquidity typically has an adverse effect on trading prices. This issue is exacerbated by the lack of coverage of the Shares by Wall Street research analysts.

8. Business Uncertainties. The rapid expansion and contraction of Organic's business since 1998, the uncertainties caused by the rapidly declining e-services marketplace, the potential effects of layoffs and other cost-reduction efforts initiated by Organic since the fourth quarter of 2000, the deterioration in general economic conditions over the course of this year, the potential impact of the September 11th terrorist attacks and responses thereto and assessment of the ultimate cost of certain of Organic's long-term obligations, including real estate lease obligations undertaken when Organic's business was rapidly expanding.

9. Organic's Cash Requirements. Uncertainties regarding Organic's ability to meet significant cash requirements in the foreseeable future, including lease and other operating expenses and repayment of the $10 million borrowed from Omnicom in connection with the San Francisco lease restructuring, which is due and payable on August 30, 2002.

10. Digital Professional Services Industry Prospects. The reports of Wall Street research analysts regarding the near-term and middle-term prospects for the digital professional services ("DPS") industry indicating that the next several quarters are likely to continue to be challenging for the DPS industry, as well as the lack of "visibility" (i.e., any reliable ability to predict future performance) in that difficult industry environment.

11. Consideration Received by Organic Holdings. The fact that Organic Holdings, formerly the majority holder of the Shares, received only $0.164 per Share in cash for its Shares sold pursuant to the Share Purchase Agreement, and that Organic Holdings will receive an aggregate purchase price per Share (after taking into account earn-out payments under the Share Purchase Agreement) equal or greater than the $0.33 per Share tender offer price only if Organic's results were substantially more favorable than either recent results or management's business plan projections over the earn-out period.

12. Costs of Remaining a Public Company. The costs (estimated at $1.4 million per year) and risks associated with Organic continuing to have publicly traded equity, including the adverse consequences resulting from the perception that Organic will not remain viable given the low prices at which its Shares have been traded since early this year.

13. Approval by Majority of Public Holders. The Offer is conditioned upon the requirement that a majority of unaffiliated stockholders elect to participate in the Offer.

14. All Cash Offer. The Offer is an all-cash offer for all publicly held Shares, which the holders thereof can accept or reject voluntarily, is not subject to a financing condition and could be completed in about a month.

15. Lack of Other Proposals. No substantive proposals have been made with respect to Organic regarding a merger or other business combination, or the sale of all or any substantial part of the assets or securities of Organic and that Organic's and the Special Committee's prior efforts to find a third party interested in acquiring it were unsuccessful.

16. Low-Cost Disposition of Shares. The Offer provides stockholders who are considering selling their Shares with the opportunity to do so without incurring the transaction costs typically associated with market sales and without incurring any price discounts due to the relative illiquidity of the Shares.

17. Conflicts of Interest. The conflicts of interest of certain Organic directors and officers described elsewhere in this Statement.

18. Nasdaq Delisting. The fact that the Shares may be delisted following the expiration of Nasdaq's current moratorium on delisting proceedings in January 2002.

      In light of the number and variety of factors the Special Committee considered in evaluating the Offer, the Special Committee found it impractical to quantify or otherwise assign relative weights to each factor in reaching its decision to recommend acceptance of the Offer.

      The Special Committee did not consider the book value or the liquidation value of Organic's assets as meaningful measures of the fair value of the Shares and did not consider liquidation to be an attractive course of action. Therefore, the Special Committee did not seek an appraisal of the liquidation values for those assets.

      In reaching its determination as to the fairness of the Offer and the Merger, the Special Committee identified various factors which could be said to indicate that the Offer and the Merger were not fair and/or that this was not the right time for the public shareholders to sell their Shares in the Offer or otherwise. Among these factors were:

      1. Market Prices: Recent trading prices for Shares have been at all-time lows since Organic's IPO.

      2. Business Uncertainties: The business uncertainties discussed in Item 8 on page 9 could be resolved favorably to the Company, in which event the Company's prospects could substantially improve.

      3. Majority Ownership: Organic Holdings' ownership of a majority of the Shares since prior to the IPO and its subsequent sale of those Shares to Seneca may have adversely affected the willingness of other potential bidders to propose to acquire or to pursue a substantial investment or other strategic transaction involving Organic.

However, in rendering its determination, the Special Committee determined that the factors favoring a determination of fairness substantially outweighed the above-listed factors.

      The Board of Directors

      In its deliberations regarding the Offer and Merger, the Board of Directors evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of Organic. In addition, the Board of Directors determined that the Special Committee's conclusion that the Offer was fair, and its recommendation that the public stockholders accept the offer and tender their shares, was the result of a process that was fair to the public stockholders of Organic because, among other things, the Special Committee conducted numerous meetings, during which the Special Committee evaluated and analyzed the proposed transaction, explored alternative transactions and courses of action, and reached informed conclusions based, in part, on the advice of independent financial and legal advisors. Accordingly, the Board of Directors determined that the Offer and the Merger were fair based principally on the determination of the Special Committee.

      The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board of Directors. Organic's executive officers have not been asked to make a recommendation as to the Offer or the Merger.

      Summary of Financial Analysis and Opinion of the Special Committee's Financial Advisor

      On May 22, 2001, the Special Committee retained Bear Stearns as its exclusive financial advisor in connection with any potential strategic transaction that Organic might enter into. On December 10, 2001, Bear Stearns orally delivered its Fairness Opinion to the Special Committee, which opinion was confirmed in writing on December 12, 2001, that, as of such date, and subject to the assumptions made, matters considered, and limitations on the review undertaken in connection with such opinion, the $0.33 per Share price proposed to be paid to the holders of the outstanding Shares (other than those held by Organic Holdings or by Seneca and its affiliates) pursuant to the Offer was fair from a financial point of view to such holders.

      A copy of the Fairness Opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this Statement as Exhibit (c)(1). Organic stockholders are urged to read the Fairness Opinion in its entirety.

      THE FAIRNESS OPINION IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE $0.33 PER SHARE OF CASH CONSIDERATION TO BE RECEIVED BY THE HOLDERS (OTHER THAN ORGANIC HOLDINGS, SENECA AND OMNICOM AND ITS SUBSIDIARIES) OF ORGANIC COMMON STOCK. THE FAIRNESS OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER SUCH STOCKHOLDER SHOULD ACCEPT THE OFFER AND TENDER ITS SHARES PURSUANT THERETO OR AS TO ANY OTHER ACTION SUCH STOCKHOLDER SHOULD TAKE.

      In reading the discussion of the Fairness Opinion set forth below, the public stockholders of Organic should be aware that the Fairness Opinion:

      o was provided to the Special Committee for its benefit and use in consideration of the Offer; and

      o did not address Organic's underlying business decision whether to recommend that stockholders accept the Offer, the relative merits of this transaction as compared to any alternative business strategies that might exist for Organic, or the effects of any other transaction in which Organic might engage.

      Although Bear Stearns evaluated the fairness of the Offer from a financial point of view to the public holders (other than Organic Holdings, Seneca and Omnicom and its affiliates) of Organic's common stock, the terms of this transaction were determined through negotiations between the Special Committee and Seneca and were approved by the Special Committee. While Bear Stearns did provide financial advice to the Special Committee during the course of its deliberations, the decision to recommend this transaction to the Organic Board of Directors was solely that of the Special Committee. The Fairness Opinion was among several factors taken into consideration by the Special Committee in making its determination to recommend that stockholders accept the Offer.

      In conducting its analysis and arriving at the Fairness Opinion, Bear Stearns reviewed such information and considered such financial data and other factors as Bear Stearns deemed relevant under the circumstances, including the following:

      o reviewed the Offer To Purchase and the related Schedule 13D/A and Schedule TO, each dated December 5, 2001;

      o reviewed the Share Purchase Agreement, as originally entered into on September 18, 2001 and as amended on December 3, 2001;

      o reviewed the Loan Agreement between Organic and Omnicom, dated August 27, 1999 (the "Loan Agreement"), the Guaranty and Security Agreement among Organic, Organic Media, Inc. and Omnicom, dated August 27, 1999, the Revolving Note of Organic payable to Omnicom, dated August 27, 1999, and the Joinder to Guaranty and Security Agreement and Intercreditor Agreement among Organic, Omnicom and Bank of America, N.A., dated December 3, 2001;

      o reviewed the letter agreement dated December 3, 2001 from Omnicom to Organic waiving certain conditions to borrowing under the Loan Agreement and the Option Agreement dated December 3, 2001 under which Organic issued an Option to Omnicom to purchase 39,370,079 shares of Organic common stock at $0.254 per share (the "Option");

      o reviewed Organic's Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 1998 through 2000, its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2001 and its Reports on Form 8-K for the three years ended the date hereof;

      o reviewed certain operating and financial information, including estimates for the quarter ending December 31, 2001 and projections for the years ending December 31, 2002 through December 31, 2006, provided to Bear Stearns by management relating to Organic's business and prospects;

      o met with certain members of Organic's senior management to discuss Organic's business, operations, historical and projected financial results and future prospects;

      o reviewed the historical prices, trading multiples and trading volume of the common shares of Organic;

      o reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to Organic;

      o reviewed the valuation multiples paid in recent mergers and acquisitions Bear Stearns deemed relevant;

      o reviewed the premia paid in recent cash acquisitions and cash minority buy-ins of similar size;

      o performed a discounted cash flow analyses based on the projections for Organic furnished to Bear Stearns; and

      o conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

      In connection with its review and analysis and in the preparation of the Fairness Opinion, Bear Stearns relied upon the accuracy and completeness of the financial and other information publicly-available or otherwise provided to Bear Stearns by Organic and did not undertake any independent verification of such information or any independent valuation or appraisal of any other assets or liabilities of Organic. With respect to certain financial forecasts provided to Bear Stearns by senior management of Organic, Bear Stearns assumed that such information, and the assumptions and bases therefor, represented Organic's best then available estimate as to the future financial performance of Organic. Bear Stearns assumes no responsibility for and expressed no view as to such forecasts and the assumptions under which they were prepared.

      The Fairness Opinion is based on economic, financial and market conditions as they existed on December 12, 2001 and can only be evaluated as of the date of the Fairness Opinion. Bear Stearns assumes no responsibility to update or revise the Fairness Opinion based upon events or circumstances occurring after such date.

      The Fairness Opinion, including Bear Stearns' presentation of such opinion to the Special Committee, was one of the many factors that the Special Committee of Organic took into consideration in making its determination to recommend that shareholders accept the Offer and tender their shares. Consequently, Bear Stearns' analyses described below should not be viewed as determinative of the opinion of the Special Committee with respect to the Offer to be received by the holders (other than Organic Holdings, Seneca and Omnicom and its subsidiaries) of Organic common stock.

      In arriving at the Fairness Opinion, Bear Stearns performed a variety of financial analyses, including those summarized herein. The summary set forth below of the analyses presented to the Special Committee of Organic at the December 10, 2001 meeting does not purport to be a complete description of the analyses performed, but rather sets forth a description of the material elements of such analyses. The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant assumptions and methods of financial analyses and the application of these methods to the particular circumstance involved. Fairness opinions are not readily susceptible to partial analysis or summary description. Bear Stearns believes that its analyses must be considered as a whole and selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the Fairness Opinion. Bear Stearns did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Bear Stearns considered the results of its separate analyses and did not attribute particular weight to any one analysis or factor. Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Organic. Any estimates contained in Bear Stearns' analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses and securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses presented by Bear Stearns to the Special Committee on December 10, 2001 in connection with the delivery of the Fairness Opinion.

      HISTORICAL STOCK TRADING ANALYSIS. Bear Stearns compared the historical stock price performance of Organic to the Nasdaq composite and to a composite of 26 digital professional services ("DPS") companies (including Organic), from March 10, 2000 (representing the Nasdaq peak closing price) to December 7, 2001. During the period reviewed, Organic declined 99.0%, the Nasdaq composite declined 59.7% and the DPS composite declined 96.1%.

      FINANCIAL CONDITION OF ORGANIC. Bear Stearns considered the financial condition of Organic and observed the following:

      o Organic's management estimates that after scheduled cash restructuring expenses Organic will have unrestricted cash of $5.5 million as of December 31, 2001. In addition, Organic's management estimates that Organic will have unrestricted cash of $2.9 million, $3.0 million and $4.2 million as of March 31, June 30 and September 30, 2002, respectively.

      o Organic's management has indicated that it requires a minimum unrestricted cash balance of $5.0 million to properly manage its business and has not currently identified the source of the incremental financing.

      o Omnicom's $10.0 million loan to Organic matures in August 2002. Based on Organic's financial projections, Organic is not expected to have sufficient funds to repay this loan. While Omnicom has the right to forgive the loan and convert its interest into equity by exercising its warrants, Omnicom is under no obligation to do so.

      LIMITED FINANCING ALTERNATIVES. The Special Committee did not instruct Bear Stearns to contact financial or strategic investors on Organic's behalf regarding a minority investment. However, Bear Stearns considered Organic's potential to raise between $10.0 million and $15.0 million from a variety of public and private, debt and equity sources. In doing so, Bear Stearns spoke with senior members of its capital markets departments regarding public and private equity offerings, convertible debt and high yield offerings and bank loans. Bear Stearns was told by each of its capital markets representatives that it would be extremely challenging, if not impossible, under current conditions of the capital markets, for Organic to successfully raise funding from any of these sources of capital for the foreseeable future based on Organic's small size, poor recent financial performance, lack of liquidity, control by Seneca and Omnicom, high current leverage and low available asset security. Furthermore, Bear Stearns was informed that several members of Organic's senior management team contacted numerous venture capital firms between February and August 2001 regarding a potential investment in Organic. However, none of these solicitations resulted in an investment.

      SOLICITATION OF OTHER OFFERS TO ACQUIRE ORGANIC. In late May 2001, the Special Committee requested that Bear Stearns contact potential acquirors to determine if any of these parties would be interested in acquiring Organic. Bear Stearns reviewed a number of industries and identified six industries that provided a potential strategic fit for the acquisition of Organic. Bear Stearns contacted approximately 24 companies to determine the level of their interest in a potential acquisition.

      Although this solicitation effort resulted in several preliminary indications of interest, which were pursued by the Special Committee and the officers of Organic through July 2001, none of the parties contacted expressed continued interest in acquiring Organic or a minority interest in Organic. In addition, between February and August of 2001, various officers and directors of Organic contacted at least ten prospective financial investors to determine their interest in investing in Organic. However, none of these contacts progressed beyond the preliminary discussion stage.

      CONSIDERATION TO BE PAID TO ORGANIC HOLDINGS. Bear Stearns reviewed the consideration paid in Seneca's acquisition of Organic shares held by Organic Holdings relative to the Offer to Organic. The initial Share Purchase Agreement dated September 18, 2001, included an upfront cash payment of approximately $0.31 per share, plus an earn-out based on a substantial improvement in Organic's financial performance. The amended Organic Holdings agreement dated December 3, 2001 includes an upfront cash payment of $0.164 per share, plus an earn-out based on a substantial improvement in Organic's financial performance and on less favorable terms than the initial Share Purchase Agreement. Bear Stearns estimated the potential earn-out amounts that would be paid to Organic Holdings by Seneca based on the amended Share Purchase Agreement if Organic is able to achieve 100% of its projected financial results through 2006. In this review, Bear Stearns assumed discount rates on the earn-out payments ranging from 25% to 45%. Based on this analysis, Organic Holdings shareholders could potentially receive cash earn-out payments ranging from $0.03 to $0.07 per share, for total cash payments of $0.19 to $0.23 per share.

      GENERALLY COMPARABLE PUBLICLY TRADED COMPANY MULTIPLES. After reviewing the characteristics of nearly 30 publicly traded digital professional services firms, Bear Stearns compared certain operating, financial, trading and valuation information for Organic to certain publicly available operating, financial, trading and valuation information for six companies (categorized into two tiers), which, in Bear Stearns' judgment, were generally comparable to Organic for purposes of this analysis. The companies included in tier one were deemed to be generally more comparable to Organic based primarily on size, and, to a lesser extent, similar expertise in the area of marketing services. The companies included in tier two were also generally considered comparable, but less so than the tier one companies due to their substantially larger size and greater profitability. The generally comparable companies for Organic included:

      Tier 1 (listed by size)           Tier 2 (listed by size)
      -----------------------           -----------------------

      o     Razorfish                   o     Digitas

      o     Modem Media                 o     Sapient

      o     Scient

      o     Inforte

      Bear Stearns compared the enterprise value of these companies based on closing stock prices as of December 7, 2001 to their revenue for the last quarter annualized and estimated for calendar year 2001 based on Wall Street research analyst estimates. A summary of the multiples is set forth below:


             Tier 1 (listed by size)                        Tier 2 (listed by size)
------------------------------------------------     -------------------------------------
                            LQA        CY2001P                        LQA        CY2001P
                         Revenue(1)   Revenue(2)                   Revenue(1)   Revenue(2)
                         ----------   ----------                   ----------   ----------

o    Razorfish            0.49x         0.35x        o    Digitas    1.01x        0.86x

o    Modem Media          0.58          0.53         o    Sapient    2.47         2.10

o    Scient               0.37            NA(3)

o    Inforte              3.10          2.86

o    Organic Multiples    0.70x         0.72x

(1) "LQA Revenue" multiple is calculated by dividing enterprise value by revenue for the three months ended September 30, 2001 that has been annualized (multiplied by four).

(2) "CY2001P Revenue" multiple is calculated by dividing enterprise value by projected revenue for the latest twelve months ending December 31, 2001.

(3) Projected pro forma 2001 revenue not available following the merger of iXL Enterprises and Scient on July 31, 2001.

      In calculating the valuation multiples presented in the above table, Bear Stearns added the equity value of each company as of December 7, 2001 to net debt (debt less unrestricted cash) as of the last available balance sheet.

Bear Stearns also added cash restructuring charges recognized and not yet incurred, but expected to be during the next twelve months, to each company's total enterprise value. Additionally, in the case of Organic, the $10.0 million Omnicom Loan was treated as debt and not converted into stock pursuant to the Option issued in connection with the Omnicom Loan.

      Bear Stearns noted that Organic's multiple based on the Offer is greater than all of the tier one companies, with the exception of Inforte, which is profitable and specializes in technology and integration services. Bear Stearns observed that such companies generally receive a premium valuation relative to companies that specialize in marketing services, such as Organic. Bear Stearns also noted that none of the generally comparable companies is identical to Organic and that, accordingly, any analysis of generally comparable companies necessarily involves complex consideration and judgments concerning differences in financial and operating characteristics and other factors considered.

      RELEVANT TRANSACTION MULTIPLES. Bear Stearns analyzed the consideration paid in eight recent merger and acquisition transactions in the digital professional services industry that Bear Stearns deemed relevant. The primary criteria used to select the transactions included:

      o date of the acquisition, with more recent transactions deemed more relevant based on the rapidly changing market conditions and business environment for digital professional services companies;

      o size of the acquired company, with smaller companies deemed more relevant based on Organic's small size; and

      o skill set of the acquired company, with companies specializing in creative and marketing services deemed more relevant versus companies specializing in technology and integration.

      Based on the above criteria, we reviewed eight transactions and considered the ratio of the acquired company's enterprise value to the acquired company's revenue for (i) the latest twelve months (LTM), (ii) the last quarter annualized and (iii) projected for calendar 2001 at the time of the announcement of the acquisition. The transactions considered were the combinations of:

               Target                          Acquiror           Date Announced
---------------------------------      ----------------------     --------------
o   iXL Enterprises                    o   Scient                  o   07/31/01
o   C-Bridge                           o   eXcelon                 o   05/23/01
o   Agency.com                         o   Seneca                  o   05/14/01
o   Proxicom                           o   Dimension Data          o   05/07/01
o   Mainspring                         o   IBM                     o   04/01/01
o   Cambridge Technology Partners      o   Novell                  o   03/12/01
o   IMR Global                         o   CGI Group               o   02/19/01
o   marchFirst                         o   Francisco Partners      o   12/14/01

      The transactions used in this analysis were found to imply the following ratios:

                                                   LTM          LQA        CY2001P
                                                Revenue(1)   Revenue(2)   Revenue(3)
                                                ----------   ----------   ----------

         Organic Multiples                       0.58x         0.70x        0.72x

Relevant M&A Transactions (Target/Acquiror)
    iXL Enterprises / Scient                     0.32x         0.53x        0.44x
    C-Bridge / eXcelon                           0.31          0.38         0.40
    Agency.com / Seneca                          0.38          0.48         0.63
    Proxicom / Dimension Data                    2.23          2.97         2.66
    Mainspring / IBM                             0.67          0.86         0.61
    Cambridge Tech. Partners / Novell            0.43          0.54         0.47
    IMR Global / CGI Group                       1.75          1.82         1.63
    marchFirst / Francisco Partners              0.25          0.22         0.24

(1) "LTM Revenue" multiple is calculated by dividing enterprise value by revenue for the latest twelve months ended September 30, 2001.

(2) "LQA Revenue" multiple is calculated by dividing enterprise value by revenue for the three months ended September 30, 2001 that has been annualized (multiplied by four).

(3) "CY2001P Revenue" multiple is calculated by dividing enterprise value by projected revenue for the latest twelve months ending December 31, 2001.

      It should be noted that the multiples for Organic based on the Offer price represent a premium to the multiples paid in Seneca's recent acquisition of Agency.com, which Bear Stearns deemed the most comparable of the group to Organic. Further, the Organic transaction CY2001P revenue multiple represents a premium to five of the seven other transactions. The two transactions with higher multiples were both for companies that were significantly larger than Organic and that specialized in technology and integration services, which generally receive a premium valuation relative to companies that specialize in marketing services, such as Organic.

      Bear Stearns noted that none of the selected transactions either involved companies that were identical to Organic and Seneca or were identical to this transaction and that, accordingly, any analysis of the selected transactions necessarily involved complex consideration and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of Organic compared with the acquisition values of the companies in the selected transactions.

      RELEVANT TRANSACTION PREMIA ANALYSIS. Bear Stearns also reviewed the premia paid in the relevant transactions described above. Four of the transactions included in the group consisted of all cash consideration. The following table presents the stock price premia for the eight relevant transactions relative to the one week average closing prices prior to announcement:

                                                  Transaction Premia vs. Average
                                                           Stock Price
                                                        One Week Prior to
                                                          Announcement

         Organic Premium                                      66.2%

Relevant M&A Transactions (Target/Acquiror)
    iXL Enterprises / Scient                                  (49.0%)
    C-Bridge / eXcelon                                        31.3
    Agency.com / Seneca                                       45.0
    Proxicom / Dimension Data                                 32.7
    Mainspring / IBM                                          133.9
    Cambridge Tech. Partners / Novell                         40.6
    IMR Global / CGI Group                                    35.1
    marchFirst / Francisco Partners                           125.8

      It should be noted that the premium for Organic presented above represents a premium to purchase price paid in Seneca's recent acquisition of Agency.com, which Bear Stearns deemed the most comparable of the group to Organic.

      GENERAL MARKET TRANSACTION PREMIA ANALYSIS. Bear Stearns reviewed the premia paid in acquisitions of domestic companies with transaction values between $50 million and $200 million between August 1998 and August 2001, in which the acquiror used 100% cash consideration. These criteria resulted in 367 transactions that were compared with the premium represented by the Offer price to Organic. Based on the one week average closing prices of the transactions reviewed, the Organic premium of 66.2% is equal to or greater than the premia received in approximately 90% of the transactions reviewed.

      MINORITY BUY-IN PREMIA ANALYSIS. Bear Stearns reviewed the premia paid in domestic minority buy-in transactions with values between $50 million and $200 million between January 1998 and August 2001, in which the acquiror used 100% cash consideration. These criteria resulted in 30 transactions that were compared with the premium represented by the Offer price to Organic. Based on the one week average closing prices of the transactions reviewed, the Organic premium of 66.2% is equal to or greater than the premia received in approximately 89% of the transactions reviewed.

      DISCOUNTED CASH FLOWS ANALYSIS. Based on five-year forecasts provided by Organic's management, Bear Stearns estimated the net present value of Organic's future cash flows. Bear Stearns utilized discount rates ranging from 25% to 45% through 2006 and a 15% discount rates thereafter. Bear Stearns assumed perpetual growth ranging from 7% to 9% and implied terminal multiples ranging from 1.1x to 1.5x projected 2006 revenues and 5.6x to 7.6x 2006 projected EBITDA, which resulted in an implied per share value of $0.20 to $0.43 per share. Bear Stearns noted that the $0.33 offer was within this range.

      Bear Stearns noted that the management projections used for this analysis were subject to various uncertainties and assumed that:

      o revenues and EBITDA would grow from $53.5 million and ($25.5) million in 2001 to $90.6 million and $17.4 million in 2006;

      o the Omnicom Option would convert to common shares in August 2002, and Organic would not be required to make any payments upon the Option conversion; and

      o Organic obtained a minimum of $2.0 million of financing to fund its 2002 business plan.

      Bear Stearns is an internationally recognized investment banking firm that has substantial experience with a variety of transactions in the technology and digital professional services industries, including business combinations. Bear Stearns, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, divestitures, negotiated underwritings, primary and secondary distributions of listed and unlisted securities, and private placements. Bear Stearns and its affiliates may actively trade the securities of Organic for its own account and for the accounts of it customers and, accordingly, Bear Stearns and its affiliates may at any time hold a long or short position in these securities.

      Intent to Tender

      To the knowledge of Organic, each executive officer and director of Organic currently intends to tender all Shares held of record or beneficially owned by that person pursuant to the Offer. Organic understands that, as of the date of this Statement, the executive officers and directors of Organic held or had the right to acquire a total of 4,416,189 Shares (including "underwater" options to purchase 548,471 Shares whose exercise price exceeds $0.33 per Share).

Item 5. Persons/Assets Retained, Employed, Compensated or Used

      Organic retained Bear Stearns to render financial advisory services to the Special Committee on an exclusive basis concerning the Special Committee's assessment of Organic's strategic alternatives.

      Under the engagement letter signed by Bear Stearns, the Special Committee and Organic, Organic agreed to pay Bear Stearns: (a) a cash fee of $500,000 payable upon the earlier of (i) receipt by Bear Stearns of a request from the Special Committee to render a fairness opinion at a time when Bear Stearns is prepared to render such an opinion; or (ii) the execution by Organic of a binding agreement relating to any of specified merger, reorganization or acquisition transactions (each, a "Transaction"), (b) an additional cash fee of $500,000 payable upon the consummation of a Transaction, and (c) reimbursement of Bear Stearns' reasonable out-of-pocket expenses (including legal fees). Up to $50,000 of such expenses may be credited against the cash fees payable to Bear Stearns. Organic has also agreed to indemnify Bear Stearns against certain liabilities, including defense expenses, arising out of Bear Stearns' engagement. All amounts payable to Bear Stearns are payable by Organic.

Item 6. Interest in Securities of the Subject Company

      Other than the sale by Organic Holdings of its Shares pursuant to the Share Purchase Agreement on December 4, 2001, no transactions in Organic Common Stock have been effected during the past 60 days by Organic or, to the knowledge of Organic, by any executive officer, director or affiliate of Organic. Additional information regarding ownership of Shares by Organic's executive officers, directors and certain affiliates is set forth under the caption "Proposal One: Election of Directors - Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement filed as Exhibit (e)(1) hereto and incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals

      Except as set forth in this Statement, Organic is not currently undertaking or engaged in any negotiations in response to the Offer or Merger that relate to or would result in: (a) a tender offer for or other acquisition of Organic's securities by Organic, any of its subsidiaries or any other person,
(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Organic or any of its subsidiaries, (c) a purchase, sale or transfer of a material amount of assets of Organic or any of its subsidiaries or (d) a material change in the present dividend policy, indebtedness or capitalization of Organic.

      Except as set forth in this Statement, there are no transactions, resolutions of the Organic Board of Directors, agreements in principle or signed contracts in response to the Offer or Merger, that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information

      Incorporation by Reference

      The information contained in the Offer To Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference.

      Initial Public Offering

      On February 9, 2000, Organic completed its initial public offering of 6,325,000 Shares of its common stock (including the exercise of the underwriters' over-allotment option) at $20.00 per share. Organic sold all of the Shares and realized proceeds, after deducting underwriting discounts, commissions and offering expenses, of approximately $115.8 million.

      Share Repurchases by Organic

      Organic's 1997 Stock Option Plan allows for the exercise of unvested options. Shares of common stock issued to employees upon exercise of unvested options are subject to repurchase by Organic at the original exercise price. Organic's ability to repurchase these Shares expires at a rate consistent with the vesting schedule of each option or lapses entirely after 90 days from an employee's termination date. Options generally expire ten years from the date of grant; however, in the case of a stock option granted to a person owning more than 10% of the combined voting power of all classes of Organic's stock, the term of the option will be five years from the date of the grant. During the period from December 31, 1999 to present, Organic repurchased an aggregate of 1,318,912 Shares from terminated employees at repurchase prices ranging from $0.0978 to $3.00 per Share.

      The following table gives the average price per Share for Shares repurchased during the indicated quarter:

      Three Months Ending                     Average Price per Share
      -------------------                     -----------------------
      March 31, 2000                                   $1.11
      June 30, 2000                                    $0.92
      September 30, 2000                               $1.12
      December 31, 2000                                $1.26
      March 31, 2001                                   $1.62
      June 30, 2001                                    $1.15
      September 30, 2001                               $1.48

      Organic has made no repurchases of terminated employee stock since August 31, 2001.

      Early Exercised Options

      Organic's 1997 Stock Option Plan allows for the exercise of unvested options. Shares of common stock issued to employees upon exercise of unvested options are subject to repurchase by Organic at the original exercise price. As of December 17, 2001, there were 933,106 Shares issued to 47 employees upon the exercise of unvested options subject to repurchase under the plan; among these employees, Dan Lynch, Organic's Vice President, Global Business Development, has exercised 304,090 Shares which remain subject to repurchase by Organic. Organic's ability to repurchase these Shares expires at a rate consistent with the vesting schedule of each option or lapses entirely after 90 days from an employee's termination date.

Item 9. Material to be Filed as Exhibits

      The following are exhibits to this Statement:

Exhibit No. Description
----------- -----------

(a)(1)      Revised Offer To Purchase (incorporated by reference to Exhibit
            (a)(1) to the Schedule TO filed with the Commission on December 20,
            2001)

(a)(2)      Revised Letter of Transmittal (incorporated by reference to Exhibit
            (a)(2) to the Schedule TO filed with the Commission on December 20,
            2001)

(a)(3) Revised Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed with the Commission on December 20, 2001)

(a)(4) Revised Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed with the Commission on December 20, 2001)

(a)(5) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(5) to the Schedule TO of E-Services and Seneca filed with the Commission on December 5, 2001)

(a)(6) Letter to Stockholders of Organic, Inc. dated December 18, 2001 (previously filed)

(a)(7)      Letter to Stockholders of Organic, Inc. dated December 20, 2001*

(a)(8)      Press Release of Organic, Inc. dated December 18, 2001

(c)(1)      Fairness Opinion of Bear Stearns & Co. Inc.*

(e)(1) Proxy Statement of Organic, Inc. dated November 15, 2001 (incorporated by reference to Organic, Inc.'s Schedule 14A filed with the Commission on November 15, 2001)

(e)(2) Share Purchase Agreement, dated September 18, 2001, as amended on December 3, 2001, among Seneca Investments LLC, E-Services Investments Organic Sub LLC, Organic Holdings LLC and Jonathan Nelson (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Organic, Inc. with the Commission on December 7, 2001)

----------
*     Included with this Statement and mailed to the stockholders.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 20, 2001

                                       ORGANIC, INC.

                                       By  /s/ Mark D. Kingdon
                                           -------------------------------------
                                           Mark D. Kingdon
                                           Chief Executive Officer